BANCOLOMBIA ANNOUNCES APPOINTMENT OF CHIEF HUMAN RESOURCES OFFICER

Medellín, Colombia, January 27, 2014

At a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) decided that Mr. Augusto Restrepo Gómez would reassume his role as Chief Human Resources Officer, a role he had been temporally relieved from in order to lead the Banistmo integration process.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837